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                    [IPG PHOTONICS CORPORATION letterhead]



May 29, 2001

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549-0306

     Re:   IPG Photonics Corporation
           Registration Statement on Form S-1
           File No. 333-51560

Ladies and Gentlemen:

     IPG Photonics Corporation hereby applies for withdrawal of its Registration Statement referred to above pursuant to Rules 155 and 477 promulgated under the Securities Act of 1933. IPG Photonics Corporation requests withdrawal of its Registration Statement is based upon the fact that that company has decided to not proceed with the public offering.

     The Registration Statement was never declared effective and no securities were sold in connection with the offering.

     IPG Photonics Corporation may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act of 1933.

Sincerely,


/s/ Valentin P. Gapontsev

Dr. Valentin P. Gapontsev
Chairman and Chief Executive Officer


cc:  Robert Mancuso, Securities and Exchange Commission
     Geoffrey Edwards, Securities and Exchange Commission
     Robert Benton, Securities and Exchange Commission
     Angelo P. Lopresti, IPG Photonics Corporation
     Daniel A. Ninivaggi, Winston & Strawn
     Alan L. Jakimo, Brown & Wood LLP
     Gibson Hammond, Deloitte & Touche, LLP